October 9, 2017 VIA E-MAIL AND EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Kornit Digital Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed March 30, 2017

Form 6-K filed August 8, 2017

File No. 001-36903

Dear Mr. Kuhar:

On behalf of our client, Kornit Digital Ltd. (the “Company”), please find below responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission. The responses are to the comments contained in the Staff’s letter dated August 23, 2017 (the “Comment Letter”). For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. Information in this letter regarding the Company has been provided to us by the Company.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects.

Comparison of the Years Ended December 31, 2015 and 2016, page 45

1.	You present non-GAAP measures and changes based on non-GAAP measures, such as revenues excluding the effect of the fair value of warrants issued to Amazon and Gross profit and gross margin excluding the effects of the non-recurring charge for repurchase of inventory in connection with the SPSI acquisition and the charge for the fair value of warrants issued to Amazon among others but you do not identify them as non-GAAP measures, nor do you provide the reconciliations to the most directly comparable GAAP measure and the qualitative disclosures required by Item 10(e) of Regulation S-K. Please revise your presentations in future filings to comply with that guidance.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that in future filings it will identify relevant financial measures as being non-GAAP and provide a reconciliation and other disclosures required by Item 10(e) of Regulation S-K.

October 9, 2017

2.	Further, tell us how you considered Question 100.04 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures when presenting your measures that exclude the non-cash sales incentives provided to Amazon. That guidance indicates that it is not appropriate to present non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP. Similarly, please address the same adjustment used to calculate your adjusted net income presented in your fiscal 2017 earnings releases.

Response:

The Company respectfully advises the Staff that it understands that the guidance referenced by the Staff in Question 100.04 was provided in the context of a non-GAAP performance measure “that accelerate[s] revenue recognized ratably over time in accordance with GAAP as though it earned revenue when customers are billed.” The Company has not accelerated the recognition of any revenue in connection with its presentation of revenue adjusted to exclude the effect of warrants issued to Amazon. Furthermore, while the Question is also understood by the Company to indicate that use of certain “individually tailored revenue recognition and measurement methods for those of GAAP” could be misleading, the Company has not tailored its revenue recognition or measurement method. Rather, the Company revenues are recognized in compliance with GAAP and are then subject to a downward adjustment for the non-cash sales incentive associated with the warrant.

The Company believes that the adjustment of GAAP revenues to exclude the non-cash impact of the warrants does not constitute an “individually tailored revenue recognition and measurement method.” The Company notes that adjustment of GAAP performance measures to eliminate the impact of non-cash items is common and widely understood to provide useful information to investors. The response to Question 100.01 gives examples of adjustments that, although not explicitly prohibited, could result in a non-GAAP measure that is misleading. The response states as an example as follows (emphasis added): “presenting a performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business could be misleading.” The implication is that adjustment of non-cash impacts on a GAAP performance measure is generally not a non-permitted adjustment regardless of its classification in the statements of operations.

As described in the response to Comment 1, the Company undertakes to identify relevant financial measures as being non-GAAP and provide a reconciliation and other disclosures required by Item 10(e) of Regulation S-K.

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Note 2 - Significant Accounting Policies

l. Revenue recognition, page F-14

3.	We note that you reduced revenue recognized from Amazon Inc. for the fair value of warrants issued to that customer as part of the master purchase agreement executed on January 10, 2017. Please address the following:

●	Tell us when the warrants were issued to Amazon and why part of their fair value was recognized as a reduction of revenues in fiscal 2016.

●	Explain to us how you determined the amount you recognized in fiscal 2016.

Cite the authoritative literature upon which you are relying.

Response:

On January 10, 2017, the Company signed a master purchase agreement (“MPA”) with an affiliate of Amazon.com, Inc. (“Amazon”) after almost a full year of negotiation. Under the MPA, the Company granted Amazon 2,932,176 warrants to purchase ordinary shares of the Company at a fixed purchase price. The warrants are subject to vesting as a function of payments for purchased products and services of up to $150 million over a five year period effectively beginning on May 1, 2016 with the warrants vesting incrementally each time Amazon made a payment totaling $5 million. Based on payments made by Amazon prior to the date the agreement was signed, representing Amazon’s performance through that date, some of the warrants were already vested when the MPA was executed. The Company believes that based on the above described fact pattern and since all terms and conditions of the MPA were already essentially agreed by both parties as of year-end of fiscal 2016, the sales incentive to Amazon should be reflected in the year in which the entitling sales to Amazon were recognized.

The Company granted warrants to Amazon in its capacity as a customer and they represent an incentive given by the Company to entice Amazon to purchase the Company’s products. The Company initially considered the guidance of ASC 505-50, Equity-based Payments to Non-Employees, under which warrants granted to non-employees are measured based on the fair value of goods or services received from the non-employee or the equity instruments granted, whichever is more reliably determinable. Since no goods or services were received and thus cannot be reliably determinable, the Company used the fair value of the warrants granted to measure the consideration given to Amazon.

Under ASC 505-50, the measurement of the fair value of a non-vested equity instrument is made at the earlier of either of the following:

1.	The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a “performance commitment”); or

2.	The date at which the counterparty’s performance is complete.

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In other words, in order for the issuer of the equity instruments to finalize the measurement of the fair value of the equity instruments, the transaction must contain either a performance commitment, or performance must already be complete. A performance commitment is a commitment under which performance by the counterparty to earn the equity instruments is probable because of a sufficiently large disincentive for nonperformance (e.g., an economic penalty). To satisfy the requirement for a sufficiently large disincentive for nonperformance, an economic penalty must be specified in the agreement and it must be significant to the counterparty. The MPA does not include any large disincentive for non-performance due to a penalty or other sufficient economic disincentive. Therefore, the performance commitment was not reached resulting in the completion of the performance itself being the measurement date, that is, when actual orders from Amazon were placed to the Company totaling $5 million. Accordingly, the measurement date is established at the point in time that performance is completed by the customer. As of December 31, 2016, the Company calculated the fair value of the effectively vested warrants using a Monte Carlo simulation approach based on the market price of the Company’s share as of that date for all tranches completed or probable of being completed.

The Company also considered the provisions of ASC 605-50 (Customer Payments and Incentives) to address how the Company should account for consideration given to a customer. Pursuant to ASC 605-50, consideration given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services that should be characterized as a reduction of revenue when recognized in the income statement. This presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a.	The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient's purchase of the vendor's products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

b.	The vendor can reasonably estimate the fair value of the benefit identified under condition (a).

Since the Amazon warrants were granted by the Company as an incentive to entice Amazon to purchase its products and the Company has not received any identifiable benefit from Amazon, the fair value of the warrants should be reported as a reduction of revenue in the Company’s income statement when related revenues are recognized.

Note 3 – Acquisition, page F-24

4.	Revise future filings to disclose the information required by ASC 805-10-50-2(h) relating to the revenue and earnings of the SPSI assets since acquisition date and the pro forma amounts for the combined entity as though you acquired the SPSI assets as of the beginning of the period.

Response:

The Company acknowledges the Staff’s comment, however, in analyzing the provisions of ASC 805-10-50-2 (h), the Company has concluded that such disclosures are not material to its financial statements taken as a whole.

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It should be noted that SPSI was a distributor of the Company. As a result, the effect of the Company’s pro forma revenues and the effect of the Company’s revenues after the acquisition reflects only the distributor’s margins and the effect on net income primarily reflects the distributor’s gain. Further, this acquisition was merely a vertical acquisition aimed at strengthening the Company’s direct sales channel. It was not aimed at acquiring products of another company in the same market sector to expand the Company’s product range or acquire a new customer base in a new geographical territory to gain access to new markets.

ASC 805-10-50 does not provide specific guidance as to what is considered material. While the ultimate conclusion on the materiality of a business combination is a matter of judgment that rests with the acquiring entity, the Company considered both quantitative and qualitative factors in the evaluation. In addition to the aforementioned qualitative factors, the quantitative factors considered included the total consideration of the transaction as a percentage of the total assets of the Company, which was less than 10%, and the adjustment to the Company’s revenues from SPSI (the distributor margin) out of the total revenues of the Company, which also represented less than 10%.

Form 6-K filed August 8, 2017

Exhibit 99.1

5.	We note in your highlights section that you presented the percentage change in non-GAAP revenues without disclosure of the percentage change in GAAP revenues. Additionally, in the introductory section you discuss non-GAAP net income without disclosing GAAP net income. Please revise future earnings releases to present the most directly comparable GAAP measure when presenting a Non-GAAP measure. Refer to Item 100(a)(1) of Regulation G.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings it will present the most directly comparable GAAP financial measure when presenting a non-GAAP financial measure.

6.	In the reconciliation of your GAAP to non-GAAP net income (loss) we note no corresponding adjustment(s) for the income tax effects of the reconciling items. Please revise your presentation in future earnings releases to provide the income tax effects on your non-GAAP measures. Refer to Question 102.11 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings it will disclose the income tax adjustment separately in arriving at non-GAAP net income (loss).

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October 9, 2017

7.	You disclose non-GAAP measures relating to revenues/sales, gross profit, operating expenses, research and development expenses, selling and marketing expenses, general and administrative expenses, and operating profit but you do not provide the reconciliations to the most directly comparable GAAP measures as required by Item 100(a)(2) of Regulation G. Please revise your future earnings releases to comply with that guidance.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings it will include reconciliations of the most directly comparable GAAP financial measure when presenting a non-GAAP financial measure.

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Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc: Guy Avidan, Kornit Digital Ltd.

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